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                          EXHIBIT 28(a)

                     EARNINGS PRESS RELEASE















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FOR IMMEDIATE RELEASE              CONTACT:   Mark Maddocks
                                   Vice-President, Finance
                                   Telephone: (609) 799-0071



                DATARAM ACHIEVES RECORD EARNINGS

PRINCETON, NJ, May 22, 1997 Capitalizing on sustained strong demand for computer memory products and a cost-efficient organization, Dataram Corporation (AMEX: DTM) achieved record earnings in fiscal 1997, Robert V. Tarantino, president and chief executive officer, announced today.

     For the fiscal year ended April 30, 1997, the Company earned
$3.8 million, or $1.09 per share, on revenues of $69.0 million, compared to net earnings of $1.5 million, or $.38 cents per share, on revenues of $107.6 million for fiscal 1996.

     For the fourth quarter ended April 30, 1997, Dataram achieved net earnings of $878,000, or $.27 per share, on revenues of $16.8 million, versus net earnings of $448,000, or $.12 per share, on revenues of $22.0 million for the comparable prior year quarter.

     Tarantino said the Company's production facility has been able to meet record volume levels for Dataram's add-on memory products in a timely, cost-efficient and quality-oriented manner.




















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Dataram Earnings Release - Page 2

     "We are profitably participating in a computer memory industry enjoying vigorous growth, which is forecast to continue into the foreseeable future," Tarantino stated. "Dataram experienced a 145% increase in gigabytes of memory shipped in fiscal year 1997 versus the prior year."

     Tarantino said a major factor driving demand has been favorable prices for memory which reflect sharply declining costs for Dynamic Random Access Memory (DRAM) chips, the major cost component of computer memory boards. The cost of DRAM chips, which averaged approximately $23 per megabyte during fiscal 1996, were available to Dataram at an average price of approximately $5 per megabyte in fiscal 1997.

     In another development, Tarantino announced that the Company has nearly completed its stock repurchase program. In fiscal 1997 the Company purchased 766,000 shares or 20% of its common stock outstanding. "The full impact of the purchase program on earnings per share will be realized in fiscal 1998. We financed these purchases from cash on hand generated by strong operating cash flow," he added.

     "We are optimistic about the future." Tarantino stated. "We are expanding our sales team to capitalize on the continued strong demand for computer memory. We have sufficient manufacturing capacity supported by solid financial resources and a seasoned professional organization to achieve growth."

     Dataram develops, manufactures and markets gigabyte memory boards for high performance computer workstations and servers.

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Dataram Earnings Release - Page 3


                Dataram Corporation and Subsidiary
                 Consolidated Summary Information
              (In thousands except per share amounts)

                       Quarter Ended      Twelve Months Ended
                          April 30              April 30
                        1997      1996      1997      1996


 REVENUES            $16,849   $22,026    $68,980   $107,627


 NET EARNINGS           $878      $448     $3,769     $1,450



 NET EARNINGS PER
 SHARE

        Primary         $.27      $.12      $1.10       $.38
        Fully Diluted   $.27      $.12      $1.09       $.38

 Average Shares
 Outstanding

        Primary        3,299     3,828      3,432      3,835
        Fully Diluted  3,299     3,841      3,464      3,835


















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